

10026581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-2009** AND ENDING **12-31-2009**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TCAdvisors Network Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 South Revere Parkway
(No. and Street)

Centennial	**Colorado**	**80112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David B. Runberg   **(303) 705-6124**

(Area Code – Telephone Number)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

BKD, LLP

(Name – *if individual, state last, first, middle name*)

Washington, DC
110

1700 Lincoln Street, Suite 1400	**Denver**	**Colorado**	**80203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David B. Runberg**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TCAdvisors Network Inc.**_____, as of **December 31,**_____, **2009**_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE_____

_____

_____

_____
Signature

Chief Financial Officer
Title

_____
Notary Public Commission Expires 9/21

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TCAdvisors Network Inc.
December 31, 2009

Contents



BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545   Fax 303.832.5705   www.bkd.com



Independent Accountants' Report

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

We have audited the accompanying statement of financial condition of TCAdvisors Network Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCAdvisors Network Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
February 19, 2010

experience **BKD**



Praxity™
MEMBER
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INDEPENDENT FIRMS

TCAdvisors Network Inc.

Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	300,995
Clearing agent deposit		100,000
Commissions and fees receivable		381,917
Prepaid expenses		46,888
Furniture and equipment (net of accumulated depreciation of $40,804)		1,480
Total assets	$	831,280

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and other liabilities	$	16,049
Accrued expenses		42,292
Payable to broker/dealers		18,608
Total liabilities		76,949

Stockholder's Equity

Common stock, $0.01 par value; authorized 1,100,000 shares; issued and outstanding 900,000 shares	9,000
Additional paid-in capital	666,368
Retained earnings	78,963
Total stockholder's equity	754,331
$	831,280

TCAdvisors Network Inc.
Statement of Income
Year Ended December 31, 2009

Revenue		
Commission revenue	$	495,372
Mutual fund revenue		1,395,412
Total revenue		1,890,784
Expenses		
Payroll and employee benefits		666,338
Occupancy and other		188,975
Professional services, fees and dues		179,331
Trading costs		22,244
Depreciation and amortization		443
Total expenses		1,057,331
Operating Income		833,453
Interest and Other Income		974
Net Income	$	834,427

TCAdvisors Network Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance, January 1, 2009	$ 9,000	$ 664,601	$ (5,464)	$ 668,137
Distributions to stockholder	—	—	(750,000)	(750,000)
Stock-based compensation	—	1,767	—	1,767
Net income	—	—	834,427	834,427
Balance, December 31, 2009	$ 9,000	$ 666,368	$ 78,963	$ 754,331

TCAdvisors Network Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Operating Activities		
Net income	$	834,427
Items not requiring cash		
Depreciation and amortization		443
Stock-based compensation		1,767
Changes in		
Restricted cash		28,338
Accounts receivable		(175,493)
Prepaid expenses and other assets		(4,827)
Accounts payable and other liabilities		(11,366)
Accrued expenses		(20,483)
Payable to broker/dealers		17,697
Net cash provided by operating activities		670,503
Financing Activities		
Distributions to stockholder		(750,000)
Net cash used in financing activities		(750,000)
Decrease in Cash and Cash Equivalents		(79,497)
Cash and Cash Equivalents, Beginning of Year		380,492
Cash and Cash Equivalents, End of Year	$	300,995

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2009

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

TCAdvisors Network Inc. (the "Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is incorporated under the laws of the state of Colorado.

The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation ("TCA Financial"), and Trust Company of America ("Trust Company").

The Company operates two distinct lines of business. The first is as a fully disclosed broker/dealer. All trades are transacted through clearing brokers. The second line of business is an online interactive auction for the secondary market of limited partnerships ("LPs") and non-publicly traded real estate investment trusts ("REITs").

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009, cash equivalents consisted primarily of money market accounts with brokers.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2009

Commission Revenue

Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of LP and REIT interests is recorded on the date that the buyer and seller have contractually agreed to terms and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue

The Company receives service and distribution fees ("12b-1 fees") from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned on average balances.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in the individual's respective tax returns and no provision for federal and state income taxes is included in these statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2005 and 2004, respectively.

Stock Options

At December 31, 2009, the Company has a share-based employee compensation plan, which is described more fully in Note 6.

Subsequent Events

Subsequent events have been evaluated through February 19, 2010, which is the date the financial statements were available to be issued.

Note 2:   Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2009

Note 3:   Payable to Broker/Dealers

Amounts payable to broker/dealers at December 31, 2009, consist of $18,608 of commissions payable to unaffiliated broker/dealers. The Company clears certain of its proprietary and customer transactions through its clearing agent on a fully disclosed basis.

Note 4:   Related-party Transactions

Pursuant to an expense allocation agreement between the Company and Trust Company, the Company's financial statements reflect the pro-rata allocation of costs incurred for occupancy costs, operations and administrative support, in addition to certain network services. The Company also shares the cost of officer salaries with Trust Company. The allocations are based on systematic methodologies that consider the number of employees and usage factors. During 2009 the Company incurred $133,260 of expenses under this agreement with Trust Company.

At December 31, 2009, the Company had accounts payable of $1,449 to Trust Company, and accounts payable of $155 to TCA Financial. These amounts are included in accounts payable and other liabilities on the accompanying statement of financial condition.

Note 5:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $318,166, which was $268,166 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.24 to 1 at December 31, 2009.

Note 6:   Stock Options

The Company's Stock Option Plan (the Plan), which is shareholder approved, permits the grant of stock options to eligible officers, consultants and directors of the Company for up to 150,000 shares of common stock. The Company believes that such awards better align the interests of its officers, consultants and directors with those of its stockholder. Option awards are generally granted with an exercise price equal to the fair value of the Company's stock, as determined in good faith by the Company's board of directors at the date of grant; those option awards generally vest based on four years of continuous service and have ten-year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2009

to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	10.26%–11.29%
Weighted-average volatility	11.06%
Expected dividends	0%
Expected term (in years)	7 years
Risk-free rate	2.10%–4.94%

A summary of option activity under the Plan as of December 31, 2009, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding, beginning of year	85,000	$ 2.66	
Granted	5,000	2.05	
Exercised	—	—	
Forfeited or expired	(50,000)	2.52	
Outstanding, end of year	40,000	$ 2.76	4.95 years
Exercisable, end of year	32,708	$ 2.90	4.17 years

As of December 31, 2009, there was $3,476 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.92 years. The total fair value of shares vested during the year ended December 31, 2009, was $2,481.

Note 7: Disclosures about Fair Value of Assets and Liabilities

FASB Accounting Standards Codification (ASC) Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable

inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009:

		December 31, 2009 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market mutual fund	$ 294,000	$ 294,000	$ —	$ —

Note 8: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

The current protracted economic decline continues to present difficult circumstances and challenges, which for some companies have resulted in large and unanticipated declines in their business volumes and constraints on their liquidity. The accompanying financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect the Company's results of operations in future periods. The current instability in the financial markets could significantly impact future revenues, which could have an adverse impact on the Company's future operating results.

Supplemental Schedule

TCAdvisors Network Inc.

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Aggregate Indebtedness	$ 76,949
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $50,000 Minimum	$ 50,000
Stockholder's Equity	$ 754,331
Non-allowable Assets	
Accounts receivable	381,917
Prepaid expenses	46,888
Furniture and equipment	1,480
Total non-allowable assets	430,285
Haircut on Investment	5,880
Net Capital	$ 318,166
Capital in Excess of Requirement	$ 268,166
Ratio of Aggregate Indebtedness to Net Capital	0.24 : 1

No material differences exist between the above Net Capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2009. Therefore, no reconciliation of the two computations is deemed necessary.

Independent Accountants' Report on Internal Control

Board of Directors
TCAdvisors Network Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of TCAdvisors Network Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
>
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of

control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 19, 2010

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by TCAdvisors Network Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Noted no adjustments to be reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the listing of assessment payments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 19, 2010

SIPC-7T	SECURITIES INVESTOR PROTECTION CORPORATION	**SIPC-7T**
(29-REV 12/09)	805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215 202-371-8300 **Transitional Assessment Reconciliation**	(29-REV 12/09)

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 8-046909   FINRA   DEC
>
> TCADVISORS NETWORK INC.
> 7103 South Revere Parkway
> Centennial, CO 80112-3992

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Jones 303-705-6292

2. A. General Assessment [Item 2e from page 2 (not less than $150 minimum)] $ __3,969__

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (__150__)

__3/11/09__
Date Paid

C. Less prior overpayment applied   (__—__)

D. Assessment balance due or (overpayment)   __3,819__

E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum   __—__

F. Total assessment balance and interest due (or overpayment carried forward) $ __3,819__

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ __3,819__

H. Overpayment carried forward $(__—__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCAdvisors Network Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __31__ day of __February__, 20 __10__.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
          Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending _12/31_, 20 _09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,587,841_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining Item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

Total additions   _0_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   —

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   —

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii)   _0_

Total deductions   _0_

2d. SIPC Net Operating Revenues $ _1,587,841_

2e. General Assessment @ .0025 $ _3,969_

(to page 1 but not less than $150 minimum)

2

TCAdvisors Network Inc.

Accountants' Reports and Financial Statements

December 31, 2009